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SEC Mail Processing Section

FEB 8 2011

Washington, DC 106

11017289

SEC... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimelman & Baird, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheila Baird 212-686-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Franklin Avenue (Address) Garden City (City) NY (State) 11530 (Zip Code)

SEC Mail Processing Section

FEB 28 2011

Washington, DC 106

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sheila Baird, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimelman & Baird, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

PATRICIA KIMELMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI4617649
Qualified In New York County
My Commission Expires October 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' reports on internal control & applying agreed-upon procedures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report

To the Members
Kimelman & Baird, LLC
New York, New York

We have audited the accompanying statement of financial condition of Kimelman & Baird, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimelman & Baird, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on pages 14, 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 24, 2011

Kimelman & Baird, LLC
Statement of Financial Condition
As of December 31, 2010

ASSETS

Current Assets		
Cash	$	49,454
Due from brokers		533,498
Other receivables		345,189
Prepaid expenses		8,851
Total Current Assets		936,992
Property and equipment (net of $32,505 accumulated depreciation)		15,390
Other Assets		
Restricted securities, at fair value (cost $99,188)		22,719
Security deposit		30,127
Other assets		36,867
Total Other Assets		89,713
Total Assets	$	1,042,095

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	87,369
Accrued retirement plan		64,523
Total Current Liabilities		151,892
Deferred rent		61,086
Total Liabilities		212,978
Members' Equity		829,117
Total Liabilities and Members' Equity	$	1,042,095

See accompanying notes to financial statements.

Kimelman & Baird, LLC
Statement of Income
For the Year Ended December 31, 2010

Revenue:		
Commissions	$	743,822
Investment advisory fees		2,301,218
Miscellaneous income		32,718
Total revenue		3,077,758
Expense:		
Portfolio management expenses		261,621
Employee compensation		909,688
Retirement plan		102,957
General partners' compensation		192,000
Communications		28,129
Occupancy		321,085
Promotional costs		186,352
Office expense		52,553
Insurance		115,105
Professional fees		79,275
Dues and subscriptions		41,393
Contributions		35,470
Depreciation and amortization		4,964
Miscellaneous expense		5,481
Total expense		2,336,073
Income before income taxes		741,685
Income taxes		15,033
Net income	$	726,652

See accompanying notes to financial statements.

Kimelman & Baird, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2010

Balance at January 1, 2010	$	366,195
Net Income		726,652
Distributions to members		(263,730)
Total members' equity	$	829,117

See accompanying notes to financial statements.

Kimelman & Baird, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net income	$	726,652
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		4,964
Increase (Decrease) in cash flows as a result of changes in asset and liability account balances:		
Prepaid expenses		(25,337)
Due from brokers		(351,243)
Other receivables		5,270
Other assets		28,404
Accounts payable and accrued expenses		(29,818)
Accrued retirement plan		64,523
Net cash provided by operating activities		423,415
Cash flows from investing activities:		
Purchase of property and equipment		(18,298)
Cash flows from financing activities:		
Advances to members		(322,224)
Distributions to members		(263,730)
Net cash used by financing activities:		(585,954)
Net decrease in cash		(180,837)
Cash and cash equivalents - beginning of year		230,291
Cash and cash equivalents - end of year	$	49,454
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	15,033

See accompanying notes to financial statements.

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2010

Note 1 - Organization and Nature of Business

Kimelman & Baird, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Income Taxes

The Company is a Limited Liability Company. Therefore, no provisions for federal or New York State taxes are made by the Company. The Company is a taxable entity in the City of New York. Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings. The Company is subject to New York City Unincorporated Business Tax. Provision for New York City Unincorporated business tax is approximately $15,000.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Balances

The Company considers cash balances maintained with a bank to be cash. Amounts maintained with the bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company has, on occasion, exceeded the insured balance during the year.

Property and Improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost recovery System over the estimated useful life of the assets. Application of these methods does not differ materially from generally accepted accounting principles.

Investment Advisory Income

Investment advisory fees are realized quarterly and are recognized on a pro-rata basis.

Note 3 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $5,000 or 6.667% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2010, the Company had net capital of $426,060 which exceeded its requirement of $5,825 by $420,235. Aggregate indebtedness was $87,369. The Company's net capital ratio was to 0.205 to 1 of aggregate indebtedness to net capital.

Note 4 - Profit Sharing Plan

The Company's Profit sharing plan covers all eligible employees. Contributions to the plan are made annually at the determination of the company and subject to IRS guidelines. Contribution made for the year ended December 31, 2010 were $102,957.

Note 5 - Note Receivable

The Company advanced $23,596 to IGENE Biotechnology, Inc. in a series of demand notes. A member of Kimelman & Baird, LLC is Chairman of the Board of IGENE Biotechnology, Inc.

Note 6 - Commitment

The Company leases office space under a lease which expired February 28, 2010. The lease requires the Company to pay real estate tax, utilities and other costs associated with the office space. During the year, the Company negotiated an extension of its lease. The term is from March 1, 2010 to February 28, 2017. Annual lease payments per terms of the lease are:

December 31, 2011 -	$277,365
December 31, 2012 -	$277,365
December 31, 2013 -	$277,365
December 31, 2014 -	$277,365
December 31, 2015 -	$312,366
Thereafter -	$590,331

Rent expense is recorded on a straight-line basis over the term of the lease, with the difference to the actual amount paid recorded as deferred rent. Rent expense pursuant to this lease charged to operations for the year ended December 31, 2010 amounted to $321,085.

Note 7 - Advances to Members

During the year the members were advanced funds from the Company. As of December 31, 2010 the final profit (loss) had not been determined; total advances received by members not allocated to capital are $322,224.

Note 8 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Note 8 - Fair Value (continued)

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 8 - Fair Value (continued)

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Kimelman & Baird, LLC
Supplemental Information

December 31, 2010

Kimelman & Baird, LLC
SUPPLEMENTAL INFORMATION
December 31, 2010

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange

Total members' equity	$	829,117
Less nonallowable assets		(403,057)
Net capital	$	426,060
Aggregate indebtedness	$	87,369
Computed minimum net capital required (6.67% of aggregate indebtedness)	$	5,825
Minimum net capital requirement (under SEC Rule 15c3-1)	$	5,825
Excess net capital (under SEC Rule 15c3-1) ($426,060 - $5,825)	$	420,235
Percentage of aggregate indebtedness to net capital $ 87,369 / $ 426,060		0.205

The difference between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2010 is due to audit adjustments.

Reconciliation of FOCUS Filing:

Excess net capital prior to audit adjustment	$	484,758
Audit adjustment: Accrued Retirement Plan		64,523
Excess net capital (adjusted)	$	420,235

See independent auditors' report.

Kimelman & Baird, LLC
Statement Pursuant to SEC Rule 17a-5(d)(4)
As of December 31, 2010

Reconciliation with Company's Computation included in Part II of Form X-17A-5 as of December 31, 2010

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	490,583
Audit Adjustments		64,523
Other Audit Adjustments		-
Net Capital, as Audited	$	426,060

See independent auditors' report.

Kimelman & Baird, LLC

Information Relating to the Possession or
Control Requirements Under SEC Rule 15c3-3

December 31, 2010

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section k(2)(i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company does not clear securities transactions or carry customers accounts on a fully disclosed basis and thus qualified under the Section k(2)(i) exemption from the requirements of SEC Rule 15c3-3.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2010.

See independent auditors' report.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Members
Kimelman & Baird, LLC
New York, New York

In planning and performing our audit of the financial statements of Kimelman & Baird, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accounts, P.C.

Garden City, New York
February 24, 2011

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Members
Kimelman & Baird, LLC
100 Park Avenue
New York, New York 10017

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Kimelman & Baird, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kimelman & Baird, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kimelman & Baird, LLC's management is responsible for Kimelman & Baird, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences; and

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences; and

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 24, 2011

Kimelman & Baird, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
CONFIDENTIAL PER SEC RULE 17A-5(E)(3)

FOR THE YEAR ENDED DECEMBER 31, 2010

Kimelman & Baird, LLC
December 31, 2010

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